UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

UTIME LIMITED
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

G9411M108
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G9411M108

1	Names of Reporting Persons
Minfei Bao
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,380,000(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 4,380,000(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,380,000(1)
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
32.28%(1) (2)
12	Type of Reporting Person (See Instructions)
IN

(1)	See Item 4. These shares are the Issuer’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) and as more fully described under the Exhibit 2.1 heading “Description of Share Capital” of the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2022.

(2)	Based on (a) 8,267,793 Ordinary Shares issued and outstanding as of August 15, 2022 as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on October 31, 2022 and (b) 5,300,000 Ordinary Shares issued as of February 13, 2023 pursuant to the Issuer’s 2022 Performance Incentive Plan, which is registered under the Issuer’s registration statement on Form S-8 (File No. 333-265907 ).

CUSIP No.	G9411M108

1	Names of Reporting Persons
Grandsky Phoenix Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,380,000(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 4,380,000(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,380,000(1)
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
32.28%(1) (2)
12	Type of Reporting Person (See Instructions)
OO

(1)	See Item 4. These shares are the Issuer’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) and as more fully described under the Exhibit 2.1 heading “Description of Share Capital” of the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2022.

(2)	Based on (a) 8,267,793 Ordinary Shares issued and outstanding as of August 15, 2022 as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on October 31, 2022 and (b) 5,300,000 Ordinary Shares issued as of February 13, 2023 pursuant to the Issuer’s 2022 Performance Incentive Plan, which is registered under the Issuer’s registration statement on Form S-8 (File No. 333-265907 ).

Item 1.

(a)	Name of Issuer: UTime Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061

Item 2.

(a)	Name of Person Filing: Minfei Bao and Grandsky Phoenix Limited (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if None, Residence: 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061

(c)	Citizenship: Grandsky Phoenix Limited is a British Virgin Islands company, of which Minfei Bao controls 100% of the equity interest. Minfei Bao is a citizen of the People’s Republic of China.

(d)	Title and Class of Securities: Ordinary Shares, par value US$0.0001 per share

(e)	CUSIP No.: G9411M108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 4,380,000 Ordinary Shares of the Issuer

(b)	Percent of Class: 32.28%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,380,000 Ordinary Shares of the Issuer

(ii)	Shared power to vote or to direct the vote: Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 4,380,000 Ordinary Shares of the Issuer

(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

As of December 31, 2022, the Reporting Persons may be deemed to beneficially own 4,380,000 Ordinary Shares of the Issuer, representing 32.28% of the total Ordinary Shares issued and outstanding. The percentage of Ordinary Shares held by the Reporting Persons is based on (a) 8,267,793 ordinary shares issued and outstanding as of August 15, 2022 as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on October 31, 2022 and (b) 5,300,000 shares issued as of February 13, 2023 pursuant to the Issuer’s 2022 Performance Incentive Plan, which is registered under Issuer’s registration statement on Form S-8 (File No. 333-265907).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Minfei Bao
Minfei Bao

Grandsky Phoenix Limited

By:	/s/ Minfei Bao
Name:	Minfei Bao
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, $0.0001 par value per share, of UTime Limited, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2023.

/s/ Minfei Bao
Minfei Bao

Grandsky Phoenix Limited

By:	/s/ Minfei Bao
Name:	Minfei Bao
Title:	Director